EXHIBIT 1

                         ANNOUNCEMENT OF A MATERIAL FACT
                         -------------------------------

BANCO ITAU S.A.                                ITAUSA - INVESTIMENTOS ITAU S.A.

                   INVESTMENT IN BANCO BBA-CREDITANSTALT S.A.
                          AND CORPORATE REORGANIZATION

1. SEGMENTATION STRATEGY

1.1 Business, products and services segmentation
Banco Itau S.A. (ITAU) and the banks under its control (Banerj, Bemge, Banestado and BEG) supply a wide range of banking services and products to a diversified base of private and corporate customers.

For more than twenty years, ITAU has adopted a strategy of the internal segmentation of the businesses, enabling it to better identify the needs of each class of customer, create specific banking services and products and maximize the potential of each segment.

2. INVESTMENT IN BANCO BBA-CREDITANSTALT S.A.

2.1. Objective of the association with Banco BBA-Creditanstalt S.A.
The operation involving the association of ITAU with the controlling group of Banco BBA-Creditanstalt S.A. (BBA), presently announced, is aligned with this strategy and represents the culmination of contacts, which began approximately one and a half year ago. BBA is a successful bank with a history of posting high returns. It operates in the wholesale segment offering fund management, brokerage and finance house and investment banking products and services to its private and corporate customers. A new bank, to be known as Banco ITAU BBA S.A. (ITAU BBA), is now to be created, combining BBA's specialization in the large customer segment allied to ITAU's skills in providing services and financial operations, its close relationship with corporate customers and its solid capital base. ITAU BBA will enjoy operating autonomy and have shared control and will, above all, strengthen the segmentation of the corporate and investment banking businesses.

ITAU and BBA understand that, thanks to this association, they will be able to offer their corporate customers the very best products and services available in the Brazilian market. ITAU BBA begins its existence as the largest wholesale bank in the country, combining the markedly complementary nature of the two institutions and enhanced by the cultural alignment of the two organizations.

2.2. Purpose of the business and price
ITAU will acquire 95.75% of BBA's total capital stock, including the foreign shareholder's stake, once the parties to the operation have complied with certain preconditions. The operation includes BBA and its Brazilian and foreign subsidiaries and the minority stake held by third parties in Finaustria Participacoes Ltda..

The overall price tag of these companies will be approximately R$ 3.3 billion, including cash/cash equivalents, subordinated debt securities and shares.

The issue of preferred shares will be equivalent to 3.0% of the total number of shares of ITAU.

The transaction's conclusion will be subject to the approval by the Brazilian Central Bank and of the other appropriate regulatory authorities.

2.3. Capital
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ITAU BBA's capital will be increased by an injection of approximately R$ 1.2 billion, of which 95.75% by ITAU and 4.25% by the other stockholders. For regulatory purposes, ITAU BBA's capital base will be consolidated with that of ITAU pursuant to Central Bank of Brazil Resolution 2,837 of May 30, 2001 and amounting to a total capital of approximately R$ 14.8 billion, thus making ITAU, once the transaction is concluded, the financial conglomerate with the largest capital base in Brazil (Base: September 30, 2002).

2.4. ITAU BBA's management
Assets and liabilities related to corporate operations as well as those of the investment bank currently held by ITAU will be transferred to ITAU BBA, thus enhancing its competitive edge in the segment.

BBA's fund and portfolio management and the activities of the private bank will be merged with respective segments of ITAU or those of its subsidiaries thus further bolstering the leadership which ITAU already enjoys in these areas.

The entire control and management of Finaustria Companhia de Credito, Financiamento e Investimento, together with its substantial Consumer Credit portfolio will be transferred to ITAU, in this way significantly expanding the latter's share in the important vehicle finance market.

ITAU BBA will enjoy complete operational and management segregation, necessary for operating autonomy and cutting edge administration while ITAU's executives will be incorporated into BBA's executive team. BBA's executive team, headed up by its existing president, Mr. Fernao Carlos Botelho Bracher, will hold 50% of ITAU BBA's voting capital and will manage the bank on a closely integrated basis with ITAU to be enshrined in a stockholders' agreement. ITAU BBA's chairman of the Board of Directors will be Mr. Roberto Egydio Setubal, and his Chief Executive Officer, who will be Mr. Fernao Carlos Botelho Bracher, will also sit on ITAU's Board of Directors.

2.5. Basic Data of the Operation
The association represents an appreciable increase in total consolidated assets, as follows:

                                                   R$ million
                                    --------------------------------------------
                                    ITAU (1)    BBA (2)    Total   Change(%)
--------------------------------------------------------------------------------
Assets                               99,014     20,792  119,805       21.0%
--------------------------------------------------------------------------------
Loans                  Corporate     23,921      7,486   31,407       31.3%
                       ---------------------------------------------------------
                       Consumer       5,109      1,153    6,262       22.6%
                       Finance
                       ---------------------------------------------------------
                       Others        10,657          0   10,657           -
                       ---------------------------------------------------------
Deposits                             32,498      4,703   37,201       14.5%
--------------------------------------------------------------------------------
Managed Funds and
Portfolios                           54,893     11,325   66,218       20.6%
--------------------------------------------------------------------------------
Capital Base                         11,413      1,856   14,826           -
--------------------------------------------------------------------------------
(1) Data as at September 30, 2002, (2) Preliminary non audited data as at September 30, 2002.

If the new structure had been in place at the end of the third quarter, the BIS ratio (according to Res. 2,099 of the Central Bank of Brazil) would have been 18.4%.

Already in 2003, it is expected that the new operation will be making a positive contribution to consolidated net income, since BBA's operations will be complementary to those on ITAU's books today.


3. CORPORATE REORGANIZATION


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The necessity for corporate reorganization has become essential given the strategic factors cited above - segmentation and association with BBA - together with the ITAU's permanent quest for upgrading its operations. This will entail the companies and the various financial business segments being placed under the controlling umbrella of Banco Itau Holding Financeira S.A. (ITAU HOLDING), a financial institution that will incorporate all the shares of Banco ITAU S.A., which will thus become a wholly owned subsidiary. It is also contemplated that Banco ITAU BBA will also become a subsidiary of ITAU HOLDING at a future date.


3.1. Structure
The graph below summarizes the current position and the structure following the reorganization.

Present                         Intermediary                       Final
-------                         ------------                       -----
Ivestimentos                    Investimentos                      Investimentos
Itau S.A.-Itausa will be        Itau S.A.-Itausa will be           Itau S.A. - Itausa will be
47.85% of Banco Itau S.A.       47.85% of Banco Itau               46.46% of Banco Itau
Free float will be 52.15%       Holding Financeira S.A.            Holding Financeira S.A.
of Banco Itau S.A.              Free float will be 52.15%          Free float will be 53.54%
                                of Banco Itau Holding              of Banco Itau Holding
                                Financeira S.A.  Banco Itau        Financeira S.A.  Banco Itau
                                Holding Financeira S.A. will       S.A. will own 100% of Banco
                                be wholly owned by Banco Itau.     Itau Holding Financeira S.A.
                                                                   Banco Itau BBA S.A. will
                                                                   hold 95.75% of Banco Itau
                                                                   Holding Financeira S.A.

The inclusion of ITAU HOLDING in the group structure will not change Itausa - Investimentos Itau S.A (ITAUSA)'s stake or the remaining stockholders of ITAU, both of which will continue to maintain exactly the same stakes in the same asset base, the latter merely undergoing a reorganization with the creation of ITAU HOLDING.

3.2. Management of ITAU HOLDING
The management of ITAU continues as the management of ITAU HOLDING, with the same members of the Administrative Council and the Executive Board of ITAU. Hence, ITAU HOLDING will remain responsible for the allocation of funds, the conduct according to the code of ethics and compliance with legal requirements, corporate governance standards and the commitment to creating stockholder value. ITAU HOLDING will be a multiple bank exercising primarily the function of a financial holding company.

3.3. Status of Financial Holding Company
The status of Financial Holding Company is granted by the Federal Reserve (FED, the US Central Bank) after in-depth analysis of important criteria, as required by US banking legislation, among which are high levels of capitalization and the superior quality of an institution. Since February 20, 2002, when it was granted the Financial Holding Company status, ITAU can, whenever it wishes, undertake banking activities in the United States of America territory under the same conditions as local banks.

With this corporate reorganization, the FED will be requested to authorize the transference of the Financial Holding Company status from ITAU to ITAU HOLDING.

3.4. Purposes of the Corporate Reorganization
The purpose of the corporate reorganization is (i) to give a greater autonomy and transparency to the operations and the financial statements by ensuring the distinguishing of corporate segments

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operations from the investments of ITAU BBA; (ii) to maximize the allocation and utilization of the capital employed in the various segments.

The reorganization enhances the segmentation and operating autonomy of the businesses ensuring that recent opportunities can be more effectively explored. In addition, the corporate reorganization will establish the foundations for other group business units to be given greater autonomy in the future.

The inclusion of BBA as part of the reorganization structure will allow a more effective segmentation of the retail and wholesale bank. ITAU will continue to focus on all the retail business and underscoring its tradition of providing a highly competitive service to individuals, private bank and very small, small and middle market companies.

3.5. Shares
3.5.1. Substitution Ratio
The substitution ratio of ITAU's shares for the shares in ITAU HOLDING will be as follows: 1 (one) ITAU common book entry share will be equivalent to one ITAU HOLDING common book entry share; 1 (one) ITAU preferred book entry share will be equivalent to 1 (one) ITAU HOLDING preferred book entry share. Such an exchange ratio will be possible since ITAU HOLDING will have the same stockholders' equity and the same number of shares as held by ITAU.

3.5.2. Trading Activity
Trading in the ITAU's shares will continuing normally both on the BOVESPA- the Sao Paulo Stock Exchange (preferred and common shares), as well as in the North American market between the date of the Extraordinary General Meeting called to decide on the reorganization and the date of its approval by the Central Bank of Brazil.

Following Central Bank's approval and its registration as a listed company by the CVM, ITAU HOLDING will adhere to the Level 1 of Corporate Governance of BOVESPA in the same way as ITAU today.

3.5.3. Stockholder rights
ITAU will continue to pay dividends or interest on capital to the stockholders during the same period cited in item 3.5.2.

The corporate reorganization - not considering the association with BBA - will not imply any stockholder dilution or any change in the rights enjoyed by the shares currently held, since the stockholders will receive shares in ITAU HOLDING of the same type and with the same characteristics as ITAU. ITAU HOLDING's bylaws will extend the same rights as those already provided under those of ITAU, including:
o Right of stockholders to a minimum mandatory dividend of 25% of the net income;
o    Right of the preferred stockholders to a priority dividend;
o In the event of an eventual sale of control, right of the preferred stockholders to be included in a public offering of shares at a price which is the equivalent to 80% of the value paid to common stockholders, members of the controlling block.

3.6. Relationship with customers, creditors and suppliers
There will be no change in the operations and business transacted with customers, creditors and suppliers: ITAU will continue to operate in Brazil and overseas in the same fashion, the only difference being the spinning off of the corporate segment.

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Naturally, the corporate reorganization will in no way impact the ITAU brand name or its visual identity, with the same identification standards being maintained for the branches, correspondence, debit and credit cards, check books, ATMs and Bankline.

3.7. Regulatory Bodies
The conclusion of the corporate reorganization is conditional on the approval of the appropriate authorities. The principal stages of the approval process are highlighted as follows:
o Incorporation of ITAU's shares by ITAU HOLDING will be submitted to the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios - CVM) and the Central Bank of Brazil. Following these approvals, the details of the operation will be communicated to the US Securities and Exchange Commission (SEC), the New York Stock Exchange
     (NYSE) and the National Association of Securities' Dealers (NASD); and
o A request for registration of ITAU HOLDING as a publicly listed company will be filed with the CVM.

3.8. Convening of an Extraordinary General Meeting
As of this date, ITAU is calling a Stockholder's Meeting to deliberate on the corporate restructuring described above.

4. Confidence in the future of Brazil
With this transaction, ITAU and BBA once more reiterate its confidence in the future of Brazil at a time of important change in the domestic political scenario and challenges on the economic front.


Alfredo Egydio Setubal                     Henri Penchas
Investor Relations Director                Investor Relations Director
Banco Itau S.A.                            Itausa - Investimentos Itau S.A.


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